News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

07.00 BST
16 September 2008

CLEARANCE BY US FEDERAL TRADE COMMISSION OF ACQUISITION OF CHOICEPOINT INC

Reed Elsevier announced today that the acquisition of ChoicePoint Inc., announced on 21 February 2008, has received regulatory clearance from the US Federal Trade Commission. Completion of the transaction is expected to take place on 19 September 2008.

On 21 February 2008, Reed Elsevier announced that it had reached agreement to acquire ChoicePoint for a total cost of $4.1 billion. ChoicePoint brings to Reed Elsevier’s risk management business a leading position in providing unique data and analytics to the insurance sector (accounting for over 80% of ChoicePoint’s operating income from continuing operations in 2007) and highly complementary products in the screening, authentication and public records areas.

The acquisition of ChoicePoint will accelerate Reed Elsevier’s revenue and profit growth; is accretive to adjusted earnings in the first year; and is expected to deliver a post tax return on capital in excess of Reed Elsevier’s cost of capital by the third year, with returns continuing to climb thereafter.

In order to expedite regulatory clearance, with Reed Elsevier’s agreement, ChoicePoint has entered into an agreement to sell that part of its US public records business serving the government sector to Thomson Reuters. The business to be divested generated $23 million of revenues in 2007, representing approximately 2% of ChoicePoint’s 2007 revenues.

Reed Elsevier’s Chief Executive Officer Sir Crispin Davis commented:

“We are delighted to have received regulatory approval from the FTC to close the acquisition of ChoicePoint. The acquisition of ChoicePoint represents a major step in the building of a leading risk management business and in the development of Reed Elsevier’s online workflow solutions strategy. The market growth in risk information and analytics is very attractive and ChoicePoint brings important assets and market positions that fit well with our existing business and can be leveraged to very good effect.

ChoicePoint’s insurance business in particular has seen strong consistent growth, and through the combination of ChoicePoint’s highly regarded data and analytics assets and our leading LexisNexis risk technology, we can further develop compelling offerings for customers and realise significant synergy benefits.

The ChoicePoint business is performing to our expectations, the plans for the future are clear, the integration plan is well developed, and the management of both LexisNexis and ChoicePoint are excited to set about realising the opportunities from combining the businesses.”

Ends

For further information please contact:

Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to editors

Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 32,000 people, including approximately 20,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584,/€6,693m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges suing the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.